                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                               (Amendment No. 1)*
                                       of
                          Tweedy, Browne Company L.P.


                                  SCHEDULE 13D
                               (Amendment No. 1)*
                                       of
                               TBK Partners, L.P.


                                  SCHEDULE 13D
                               (Amendment No. 1)*
                                       of
                           Vanderbilt Partners, L.P.



                   Under the Securities Exchange Act of 1934

                             MATRIX SERVICE COMPANY
                                (Name of Issuer)


                    Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                   576853105
                                 (CUSIP Number)



                                 John D. Spears
                              52 Vanderbilt Avenue
                            New York, New York 10017
                                 (212) 916-0600
                 (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)




                               February 28, 1996
             (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all the provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

----------------------------                            ------------------------
CUSIP No. 576853105                                      Page ___ of ___ Pages
          ---------
----------------------------                            ------------------------
________________________________________________________________________________
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Tweedy, Browne Company L.P. ("TBC")
________________________________________________________________________________
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                        (a) / /
                                                                        (b) /X/
________________________________________________________________________________
3   SEC USE ONLY


________________________________________________________________________________
4   SOURCE OF FUNDS*

         00

________________________________________________________________________________
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

                                                                            / /
________________________________________________________________________________
6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER
                      TBC has sole voting power with respect to 535,565 shares
  NUMBER OF           held in certain TBC accounts (as hereinafter defined).
                      Additionally, certain of the general partners of TBC may
   SHARES             be deemed to have sole power to vote certain shares as
                      more fully set forth herein.
BENEFICIALLY   _________________________________________________________________
               8    SHARED VOTING POWER
  OWNED BY            0 shares

    EACH       _________________________________________________________________
               9    SOLE DISPOSITIVE POWER
 REPORTING            0 shares, except that certain of the general partners of
                      TBC may be deemed to have sole power to dispose of
  PERSON              certain shares as more fully set forth herein.
               _________________________________________________________________
   WITH        10   SHARED DISPOSITIVE POWER
                      588,460 shares held in accounts of TBC (as hereafter
                      defined).
________________________________________________________________________________
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      588,460 shares
________________________________________________________________________________
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

                                                                            / /
________________________________________________________________________________
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       6.33%
________________________________________________________________________________
14  TYPE OF REPORTING PERSON *

                       BD, IA & PN
________________________________________________________________________________

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

----------------------------                            ------------------------
CUSIP No. 576853105                                      Page ___ of ___ Pages
          ---------
----------------------------                            ------------------------
________________________________________________________________________________
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             TBK Partners, L.P. ("TBK")
________________________________________________________________________________
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                        (a) / /
                                                                        (b) /X/
________________________________________________________________________________
3   SEC USE ONLY


________________________________________________________________________________
4   SOURCE OF FUNDS*

         WC and BK

________________________________________________________________________________
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

                                                                            / /
________________________________________________________________________________
6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER
  NUMBER OF           10,000 shares, except that the general partners in
                      TBK, solely by reason of their positions as such, may
   SHARES             be deemed to have shared powered to vote these shares.

BENEFICIALLY   _________________________________________________________________
               8    SHARED VOTING POWER
  OWNED BY            0 shares

    EACH       _________________________________________________________________
               9    SOLE DISPOSITIVE POWER
 REPORTING            10,000 shares, except that the general partners,
                      solely by reason of their positions as such, may be
   PERSON             deemed to have shared power to vote these shares.

    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
                      0 shares
________________________________________________________________________________
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      10,000 shares
________________________________________________________________________________
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

                                                                            / /
________________________________________________________________________________
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       0.11%
________________________________________________________________________________
14  TYPE OF REPORTING PERSON *

                       PN
________________________________________________________________________________

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

----------------------------                            ------------------------
CUSIP No. 576853105                                      Page 5 of 16 Pages
          ---------
----------------------------                            ------------------------
________________________________________________________________________________
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Vanderbilt Partners, L.P. ("Vanderbilt")
________________________________________________________________________________
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                        (a) / /
                                                                        (b) /X/
________________________________________________________________________________
3   SEC USE ONLY


________________________________________________________________________________
4   SOURCE OF FUNDS*

         WC and BK

________________________________________________________________________________
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

                                                                            / /
________________________________________________________________________________
6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER
                      12,500 shares, except that the general partners in
  NUMBER OF           Vanderbilt, soley by reason of their positions as
                      such, may be deemed to have shared power to vote
   SHARES             these shares.

BENEFICIALLY   _________________________________________________________________
               8    SHARED VOTING POWER
  OWNED BY            0 shares

    EACH       _________________________________________________________________
               9    SOLE DISPOSITIVE POWER
 REPORTING            12,500 shares, except that the general partners in
                      Vanderbilt, solely by reason of their positions as
  PERSON              such, may be deemed to have shared power to vote these
                      shares.
   WITH        _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
                      0 shares
________________________________________________________________________________
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      12,500 shares
________________________________________________________________________________
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

                                                                            / /
________________________________________________________________________________
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       0.13%
________________________________________________________________________________
14  TYPE OF REPORTING PERSON *

                       PN
________________________________________________________________________________

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

PRELIMINARY NOTE

     The persons filing this Amendment No. 1 are (i) Tweedy, Browne Company L.P. ("TBC"), a Delaware limited partnership, (ii) TBK Partners, L.P. ("TBK"), a Delaware limited partnership and (iii) Vanderbilt Partners, L.P. ("Vanderbilt"), a Delaware limited partnership. This Amendment No. 1 amends a Statement on Schedule 13D filed by TBC, TBK and Vanderbilt dated February 12, 1996 (the "Statement"). The filing of this Amendment No. 1 should not be deemed an admission that TBC, TBK and Vanderbilt comprise a group within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the"Act").

     This Amendment No. 1 relates to the Common Stock, $0.01 par value (the "Common Stock"), of Matrix Service Company (the "Company"), which, to the best knowledge of the persons filing this Amendment No. 1, is a company organized under the laws of Delaware, with its principal executive offices located at 10701 East Ute Street, Tulsa, Oklahoma 74116.

     This Amendment No. 1 contains information regarding shares of Common Stock that may be deemed to be beneficially owned by TBC. Such shares are held in the accounts of various customers of TBC, with respect to which it has obtained sole or shared voting power.

     Other than as set forth below, to the best knowledge of TBC, TBK and Vanderbilt, there has been no material change in the information set forth in response to Items 1, 2, 4, 6 and 7 of the Statement. Accordingly, those Items are omitted from this Amendment No. 1.

ITEM 3.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

     As of the date hereof, the number of shares with respect to which TBC may be deemed to be the beneficial owner is 588,460 shares of Common Stock (the "TBC Shares"), all of which shares were purchased in open market transactions. The aggregate cost of the TBC Shares, including brokerage commissions, was $2,546,854.

     The TBC Shares are held in the TBC Accounts, the funds therefor coming from the funds on hand in each individual managed account and in certain instances from standard margin account borrowings from brokerage accounts maintained at Fleet Clearing Corporation. It is expected that funds used by the TBC Accounts to purchase additional shares of Common Stock, if additional shares are purchased by the TBC Accounts (see Item 4 hereof), will come from the funds on hand for each individual managed account, which funds on hand at any time and from time to time may include, among others, funds borrowed pursuant to margin accounts maintained at Fleet Clearing Corporation. Borrowings made by certain TBC Accounts pursuant to such margin accounts are secured by margin securities owned by the respective accounts, including some of the TBC Shares. Interest on outstanding borrowings under such margin accounts ranges from 1/2% to 2% over the brokers' call rate in effect from time to time at Chemical Bank, New York, New York, depending upon the amount of outstanding borrowings at any given time.

     As of the date hereof, TBK beneficially owns directly 10,000 shares of Common Stock (the "TBK Shares"), all of which shares were purchased in open market transactions. The aggregate cost of the TBK Shares, including brokerage commissions, was $45,553.

     It is expected that funds used by TBK to purchase additional shares of Common Stock, if additional shares are purchased by TBK (see Item 4 hereof), will come from TBK's general funds, which include cash and cash equivalents on hand and in banks.

     TBK's general funds have included, and it is expected that they will from time to time include, funds borrowed by it pursuant to an understanding with Chemical Bank. As of the date hereof, TBK has a loan outstanding with Chemical Bank in the amount of $20,000.00. Borrowings made by TBK pursuant to that understanding bear interest at the brokers' call rate in effect from time to time at Chemical Bank. TBK's funds on hand have also included, and it is expected that they will from time to time include, funds borrowed by it pursuant to an understanding with The Bank of New York, New York, New York. Pursuant to that understanding, TBK may borrow funds at the brokers' call rate charged from time to time by The Bank of New York. As of the date hereof, TBK has a loan outstanding with The Bank of New York in the amount of $10,000.00. Borrowings made by TBK pursuant to its understandings with Chemical Bank and The Bank of New York are secured by securities owned by TBK; such borrowings are not secured by any TBK Shares. No borrowings from Chemical Bank or The Bank of New York were made for the purpose of acquiring the TBK Shares. TBK reserves the right to include all or any of the shares of Common Stock owned by it at any time or from time to time, among the securities that serve as collateral for such borrowings, subject to compliance with any applicable statutes and regulations.

     As of the date hereof, Vanderbilt beneficially owns directly 12,500 shares of Common Stock (the "Vanderbilt Shares"), all of which shares were purchased in open market transactions hereof.) The aggregate cost of the Vanderbilt Shares, including brokerage commissions, was $54,996.

     It is expected that funds used by Vanderbilt to purchase additional shares of Common Stock, if additional shares are purchased by Vanderbilt (see Item 4 hereof), will come from Vanderbilt's general funds, which include cash and cash equivalents on hand and in banks.

     Vanderbilt's general funds have included, and it is expected that they will from time to time include, funds borrowed by it pursuant to an understanding with Chemical Bank. No borrowings from Chemical Bank were made by Vanderbilt for the purpose of acquiring the Vanderbilt Shares. Vanderbilt reserves the right to include all or any of the shares of Common Stock owned by it at any time or from time to time, among the securities that serve as collateral for such borrowings, subject to compliance with any applicable statutes and regulations.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the date hereof, TBC may be deemed to be the beneficial owner of an aggregate of 588,460 shares of Common Stock, which constitutes approximately 6.33% of the 9,296,316 shares of Common Stock which TBC believes to be the total number of shares of Common Stock outstanding. The TBC Shares are held in the TBC Accounts.

     As of the date hereof, TBK beneficially owns directly 10,000 shares of Common Stock, which constitutes approximately 0.11% of the 9,296,316 shares of Common Stock which TBK believes to be the total number of shares of Common Stock outstanding.

     As of the date hereof, Vanderbilt beneficially owns directly 12,500 shares of Common Stock, which constitutes approximately 0.13% of the 9,296,316 shares of Common Stock which Vanderbilt believes to be the total number of shares of Common Stock outstanding.

     Each of TBC, TBK and Vanderbilt disclaims that it is the beneficial owner of any of the shares of Common Stock held in the TBC Accounts. The aggregate number of shares of Common Stock with respect to which TBC, TBK and Vanderbilt could be deemed to be the beneficial owner as of the date hereof, is 610,960 shares, which constitutes approximately 6.57% of the 9,296,316 shares of Common Stock, which the filing persons believe to be the total number of shares of Common Stock outstanding, but nothing contained herein shall be construed as an admission that TBC is the beneficial owner of any of the TBC Shares.

     The aggregate number of shares and percentage of Common Stock with respect to which each of the General Partners may be deemed to be the beneficial owner by reason of his being a general partner of TBC, TBK and Vanderbilt, respectively, is 610,960 shares, which constitutes approximately 6.57% of the 9,296,316 shares of Common Stock outstanding. The aggregate number of shares and percentage of Common Stock with respect to which Thomas P. Knapp may be deemed to be a beneficial owner by reason of his being a general partner of TBK is 10,000 shares of Common Stock which constitutes approximately 0.11% of the

9,296,316 shares of Common Stock outstanding. However, nothing contained herein shall be construed as an admission that any of the General Partners or Thomas
P. Knapp is the beneficial owner of any shares of Common Stock, except as set forth herein as expressly and admittedly being beneficially owned by a particular General Partner or Thomas P. Knapp.

     Each of TBC, TBK and Vanderbilt disclaims beneficial ownership of Common Stock held by the other. Except as described herein, to the best knowledge of TBC, TBK and Vanderbilt, no person who may be deemed to comprise a group with any of TBC, TBK, Vanderbilt, or any other person named in Item 2 hereof, beneficially owns any shares of Common Stock.

     (b) TBC has investment discretion with respect to 588,460 shares of Common Stock held by the TBC Accounts and has sole power to dispose or direct the disposition of all of such shares. Of these shares of Common Stock, TBC has sole power to vote or to direct the voting of 535,565 shares of Common Stock held in certain TBC Accounts.

     Each of the General Partners of TBC, solely by reason of their positions as such, may be deemed to have (i) shared power to dispose of or to direct the disposition of all of the shares of Common Stock held in the TBC Accounts; and
(ii) shared power to vote or direct the vote of 535,565 shares of Common Stock held in certain TBC Accounts.

     TBK has the sole power to vote or direct the voting of and dispose or direct the disposition of the TBK Shares. Each of the General Partners and Thomas P. Knapp, solely by reason of their positions as general partners, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the TBK Shares.

     Vanderbilt has the sole power to vote or direct the voting of and dispose or direct the disposition of the Vanderbilt Shares. Each of the General Partners of Vanderbilt, solely by reason of their positions as such, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the Vanderbilt Shares.

     (c) No transactions in Common Stock were effected by TBK or Vanderbilt since February 12, 1996, the date of the filing persons' last filing on
Schedule 13D ended as of the date hereof. Since February 12, 1996, the date of the filing persons' last filing on Schedule 13D ended as of the date hereof, TBC has purchased shares of Common Stock in open market transactions as follows:

                     NO OF SHARES                     PRICE
TBC ACCOUNTS         PURCHASED                        PER SHARE

02/13/96               3,000                          $4 3/8
02/14/96               3,300                          $4 3/8
02/15/96              54,000                          $4.37500
02/27/96              20,000                          $4.50
02/28/96              50,000                          $4 1/2

     (d) To the best knowledge of TBC, each of the persons maintaining an account with TBC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held in said person's TBC Account.

     To the best knowledge of TBK, no person other than TBK has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the TBK Shares, except that the General Partners and Thomas
P. Knapp may be deemed to have such rights and powers solely by reason of being general partners in TBK.

     To the best knowledge of Vanderbilt, no person other than Vanderbilt has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Vanderbilt Shares, except that the General Partners in Vanderbilt may be deemed to have such rights and powers solely by reason of being general partners in Vanderbilt.

     (e)  Not applicable.



                                   SIGNATURE


     Each of Tweedy, Browne Company L.P., TBK Partners, L.P. and Vanderbilt Partners, L.P., after reasonable inquiry and to the best of its knowledge and belief, hereby certifies that the information set forth in this Statement (which includes the Exhibit annexed hereto) is true, complete and correct.

                                   TWEEDY, BROWNE COMPANY L.P.



                                   By /s/ Christopher H. Browne
                                      -------------------------
                                      Christopher H. Browne
                                      General Partner



                                   TBK PARTNERS, L.P.



                                   By /s/ Christopher H. Browne
                                      -------------------------
                                      Christopher H. Browne
                                      General Partner



                                   VANDERBILT PARTNERS, L.P.



                                   By /s/ Christopher H. Browne
                                      -------------------------
                                      Christopher H. Browne
                                      General Partner





Dated: March 4, 1996